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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          ANCHOR BANCORP WISCONSIN INC.
           --------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, $.10 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  032839 10 2
           --------------------------------------------------------
                                 (CUSIP Number)


                              Douglas J. Timmerman
                          Anchor BanCorp Wisconsin Inc.
                               25 West Main Street
                            Madison, Wisconsin  53703
                                 (608) 252-8700
           --------------------------------------------------------
            (Name, Address, Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  May 15, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                               Page 1 of 7 Pages

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CUSIP No. 032839 10 2               13D/A          Page 2 of 7 Pages



- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


     Douglas J. Timmerman
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

- -------------------------------------------------------------------------------
 (3) SEC USE ONLY


- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     PF
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(d) OR 2(e)

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7)   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                   165,914
  PERSON WITH                --------------------------------------------------
                              (8)   SHARED VOTING POWER

                                    183,283
                             --------------------------------------------------
                              (9)   SOLE DISPOSITIVE POWER

                                    165,914
                             --------------------------------------------------
                             (10)   SHARED DISPOSITIVE POWER

                                    150,835
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     349,197
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/


- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.91
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
- -------------------------------------------------------------------------------


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CUSIP No. 032839 10 2             13D/A          Page 3 of 7 Pages



ITEM 1.  SECURITY AND ISSUER

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $.10 par value per share ("Common Stock"), of Anchor BanCorp Wisconsin Inc. (the "Issuer"). The address of the Issuer's principal executive office is 25 West Main Street, Madison, Wisconsin 53703.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  Douglas J. Timmerman ("Reporting Person").

          (b) The Reporting Person's business address is the Issuer's principal executive office, 25 West Main Street, Madison, Wisconsin 53703.

          (c) The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person acquired 22,000 shares of Common Stock in July 1992 at $10.00 per share for an aggregate purchase price of approximately $220,000 in connection with the Issuer's initial public offering. The funds for this purchase were derived from personal funds. The Reporting Person also acquired 32,128 shares of Common Stock through purchase in the Issuer's Retirement Plan with funds held for the account of the Reporting Person in the Retirement Plan. The Reporting Person also has been granted shares of Common Stock which vest over time pursuant to the Issuer's Management Recognition Plans ("MRP"), 26,741 of which are restricted and held in the MRP, and 5,707 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan
("ESOP").   The Reporting Person also has been granted options to purchase an aggregate of 165,914 shares of Common Stock pursuant to the Issuer's stock option plans which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for


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CUSIP No. 032839 10 2             13D/A          Page 4 of 7 Pages



the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

          The Reporting Person is presently the Chairman of the Board, President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

          The Reporting Person has been informed that in order to acquire 10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require him to apply for such approvals. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

          The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration


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CUSIP No. 032839 10 2             13D/A          Page 5 of 7 Pages



pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) Douglas J. Timmerman (the "Reporting Person") beneficially owns 349,197 shares of common stock, par value $.10 per share ("Common Stock"), of Anchor BanCorp Wisconsin Inc. (the "Issuer"), which represents approximately 6.98% of the outstanding shares of Common Stock. As of April 30, 1996, 4,883,742 shares of Common Stock were outstanding, not including outstanding options to purchase Common Stock. The number of shares of Common Stock beneficially owned by the Reporting Person does not include 71,129 shares of Common Stock held by a rabbi trust established by the Issuer to fund certain benefits to the Reporting Person pursuant to a deferred compensation agreement entered into between the Issuer and the Reporting Person, a Supplement Executive Retirement Plan and an Excess Benefit Plan; the Reporting Person does not possess voting or dispositive power with respect to such shares.

          (b) The Reporting Person has sole voting and dispositive power with respect to 165,914 shares of Common Stock (which represent shares of Common Stock which may be purchased upon the exercise of stock options). The Reporting Person has shared voting and dispositive power with respect to 118,707 shares of Common Stock held jointly with his wife (including 29,483 shares held in a living trust for the benefit of the Reporting Person and his wife) and also has shared voting and dispositive power with respect to 32,128 shares of Common Stock held in the Retirement Plan. The Reporting Person has shared voting and no dispositive power with respect to 32,448 shares of Common Stock (which include 5,707 shares of Common Stock held in the ESOP and 26,741 shares of Common Stock held in the MRP).

          (c) The number of shares of Common Stock beneficially owned by the Reporting Person include options to purchase 61,270 shares of Common Stock which become exercisable as follows: 20,625 shares on July 6, 1996 and 40,645 shares on July 15, 1996 (such shares are deemed to be beneficially owned by the Reporting Person as of May 6, 1996 and May 15, 1996, respectively). The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.


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CUSIP No. 032839 10 2             13D/A          Page 6 of 7 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than the deferred compensation agreement described in Item 5(a) above and agreements evidencing outstanding stock options and restricted stock grants. The Reporting Person is the Chairman of the Board of Directors of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


     Not applicable.

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CUSIP No. 032839 10 2             13D/A          Page 7 of 7 Pages



                                   SIGNATURES



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to Statement on Schedule 13D is true, complete and correct.






                                        /s/Douglas J. Timmerman
                                        -----------------------------------
                                        Douglas J. Timmerman




                                        Date:  May 22, 1996